FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Disclosure:	“New segment reporting”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contact: Daniel Braxton Switzerland +41 61 323 2323	Analyst / Investor contact: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521

Basel, Switzerland, June 26, 2012

New segment reporting

As announced in February, Syngenta will adopt new segment reporting of sales and profitability starting with the first half 2012 results, to be announced on July 26.  The new segments reflect the company’s integrated strategy and align reporting with previously announced changes in management structure.  As such, segment reporting is based on the four geographic regions, with the exception of the global Lawn and Garden business which is reported separately.

This press release provides restated figures for the first half of 2011 and the full years 2011 and 2010.  In addition, 2011 quarterly sales performance is reported in line with the new segment structure.  Group earnings are unaffected by the restatement.

Reclassification of certain expenses

•
The boundary between Marketing and distribution / Research and development expenses has been redefined.  Syngenta’s global Research and development organization now manages all field trial sites and activities worldwide, including those related to maintaining product registrations.

•
In order to maximize cost efficiency, the provision of support services in Finance, Information Systems, Human Resources and Indirect Procurement has been centralized through Syngenta Business Services.  The allocation of these costs by expense line has changed to reflect the usage of the services.  The allocation of costs for these services at a regional level is based on the level of transactional activity in revenues and costs, with revenue-related charges included in Marketing and distribution.

•
Some costs of the integrated organization do not relate to a geographic destination and are reported as non-regional.  These include global marketing teams, Research and development and corporate headquarter functions.  In addition, regional gross profit performance is based on budgeted product costs: variances to the budget are reported as non-regional in order to align the reported results with organizational accountability.

These reclassifications have no impact on consolidated operating income or on consolidated income before taxes.

Syngenta – June 26, 2012 / Page 1 of 9

New Segmental Results

For the six months ended June 30, 2011 (US$ million)	EAME(1)	North America	Latin America	Asia Pacific	Non-regional	Total	Lawn and Garden(2)	Total group
Segment sales	2,924	2,251	1,032	1,026	-	7,233	469	7,702
Cost of goods sold	(1,309)	(1,145)	(557)	(537)	(19)	(3,567)	(242)	(3,809)
Gross profit	1,615	1,106	475	489	(19)	3,666	227	3,893
Marketing and distribution	(349)	(287)	(229)	(147)	(45)	(1,057)	(115)	(1,172)
Research and development	-	-	-	-	(564)	(564)	(28)	(592)
General and administrative	(78)	(49)	(45)	(25)	(50)	(247)	(33)	(280)
Restructuring and impairment	(10)	(11)	(5)	(3)	34	5	(24)	(19)
Operating income/(loss)	1,178	759	196	314	(644)	1,803	27	1,830

For the year ended December 31, 2011 (US$ million)	EAME(1)	North America	Latin America	Asia Pacific	Non-regional	Total	Lawn and Garden(2)	Total group
Segment sales	3,982	3,273	3,305	1,887	-	12,447	821	13,268
Cost of goods sold	(1,806)	(1,648)	(1,813)	(984)	(131)	(6,382)	(404)	(6,786)
Gross profit	2,176	1,625	1,492	903	(131)	6,065	417	6,482
Marketing and distribution	(685)	(554)	(542)	(290)	(89)	(2,160)	(227)	(2,387)
Research and development	-	-	-	-	(1,135)	(1,135)	(56)	(1,191)
General and administrative	(166)	(114)	(77)	(48)	(155)	(560)	(62)	(622)
Restructuring and impairment	(88)	(25)	(23)	(13)	(29)	(178)	(53)	(231)
Operating income/(loss)	1,237	932	850	552	(1,539)	2,032	19	2,051

For the year ended December 31, 2010 (US$ million)	EAME(1)	North America	Latin America	Asia Pacific	Non-regional	Total	Lawn and Garden(2)	Total group
Segment sales	3,423	2,969	2,763	1,707	-	10,862	779	11,641
Cost of goods sold	(1,568)	(1,571)	(1,578)	(909)	116	(5,510)	(390)	(5,900)
Gross profit	1,855	1,398	1,185	798	116	5,352	389	5,741
Marketing and distribution	(623)	(548)	(378)	(267)	(71)	(1,887)	(208)	(2,095)
Research and development	-	-	-	-	(1,024)	(1,024)	(57)	(1,081)
General and administrative	(153)	(121)	(72)	(39)	(174)	(559)	(54)	(613)
Restructuring and impairment	(64)	(1)	(12)	(5)	(57)	(139)	(20)	(159)
Operating income/(loss)	1,015	728	723	487	(1,210)	1,743	50	1,793

(1)	EAME: Europe, Africa and Middle East

(2)
The supply of chemical active ingredient to Lanxess AG for the materials protection market, previously reported as part of Professional Products, has been integrated into the geographical segments.  This reflects Syngenta’s divestment of the materials protection business to Lanxess AG in 2011

Syngenta – June 26, 2012 / Page 2 of 9

New Segmental Results excluding Restructuring and Impairment

Syngenta (US$ million)	June 2011	December 2011	December 2010
Third party sales	7,702	13,268	11,641
Gross profit	3,899	6,496	5,759
Marketing and distribution	(1,172)	(2,387)	(2,095)
Research and development	(592)	(1,191)	(1,081)
General and administrative	(280)	(622)	(613)
Operating income	1,855	2,296	1,970
Depreciation, amortization and impairment	294	594	509
Income from associates and joint ventures	-	15	26
EBITDA	2,149	2,905	2,505
EBITDA (%)	27.9	21.9	21.5

	Total(1)			Lawn and Garden
(US$ million)	June 2011	December 2011	December 2010	June 2011	December 2011	December 2010
Third party sales	7,233	12,447	10,862	469	821	779
Gross profit	3,672	6,079	5,359	227	417	400
Marketing and distribution	(1,057)	(2,160)	(1,887)	(115)	(227)	(208)
Research and development	(564)	(1,135)	(1,024)	(28)	(56)	(57)
General and administrative	(247)	(560)	(559)	(33)	(62)	(54)
Operating income	1,804	2,224	1,889	51	72	81
Depreciation, amortization and impairment	279	563	477	15	31	32
Income from associates and joint ventures	-	15	26	-	-	-
EBITDA	2,083	2,802	2,392	66	103	113
EBITDA (%)	28.8	22.5	22.0	14.1	12.5	14.5

(1)	Total excludes Lawn and Garden and includes non-regional

Syngenta – June 26, 2012 / Page 3 of 9

New Segmental Results excluding Restructuring and Impairment: continued

	Europe, Africa and Middle East			North America
(US$ million)	June 2011	December 2011	December 2010	June 2011	December 2011	December 2010
Third party sales	2,924	3,982	3,423	2,251	3,273	2,969
Gross profit	1,620	2,184	1,855	1,107	1,631	1,401
Marketing and distribution	(349)	(685)	(623)	(287)	(554)	(548)
Research and development	-	-	-	-	-	-
General and administrative	(78)	(166)	(153)	(49)	(114)	(121)
Operating income	1,193	1,333	1,079	771	963	732

	Latin America			Asia Pacific
(US$ million)	June 2011	December 2011	December 2010	June 2011	December 2011	December 2010
Third party sales	1,032	3,305	2,763	1,026	1,887	1,707
Gross profit	475	1,492	1,189	489	903	798
Marketing and distribution	(229)	(542)	(378)	(147)	(290)	(267)
Research and development	-	-	-	-	-	-
General and administrative	(45)	(77)	(72)	(25)	(48)	(39)
Operating income	201	873	739	317	565	492

Syngenta – June 26, 2012 / Page 4 of 9

New Segmental Operating Income reconciled to New Segmental Results excluding Restructuring and Impairment

For the six months ended June 30, 2011 (US$ million)	EAME(1)	North America	Latin America	Asia Pacific	Non-regional	Total	Lawn and Garden	Total group
Operating income/(loss)	1,178	759	196	314	(644)	1,803	27	1,830
Restructuring and impairment:
Cost of goods sold(2)	5	1	-	-	-	6	-	6
Expenses	10	11	5	3	(34)	(5)	24	19
Operating income excluding restructuring and impairment	1,193	771	201	317	(678)	1,804	51	1,855
Operating margin (%)	40.8	34.3	19.5	30.9	n/a	24.9	10.9	24.1

For the year ended December 31, 2011 (US$ million)	EAME(1)	North America	Latin America	Asia Pacific	Non-regional	Total	Lawn and Garden	Total group
Operating income/(loss)	1,237	932	850	552	(1,539)	2,032	19	2,051
Restructuring and impairment:
Cost of goods sold(2)	8	6	-	-	-	14	-	14
Expenses	88	25	23	13	29	178	53	231
Operating income excluding restructuring and impairment	1,333	963	873	565	(1,510)	2,224	72	2,296
Operating margin (%)	33.5	29.4	26.4	29.9	n/a	17.9	8.8	17.3

For the year ended December 31, 2010 (US$ million)	EAME(1)	North America	Latin America	Asia Pacific	Non-regional	Total	Lawn and Garden	Total group
Operating income/(loss)	1,015	728	723	487	(1,210)	1,743	50	1,793
Restructuring and impairment:
Cost of goods sold(2)	-	3	4	-	-	7	11	18
Expenses	64	1	12	5	57	139	20	159
Operating income excluding restructuring and impairment	1,079	732	739	492	(1,153)	1,889	81	1,970
Operating margin (%)	31.5	24.7	26.7	28.8	n/a	17.4	10.4	16.9

(1)	EAME: Europe, Africa and Middle East

(2)	Reversal of inventory step-up

Syngenta – June 26, 2012 / Page 5 of 9

2011 Quarterly Sales Performance

Integrated sales (US$ million)	Q1 2011	Q2 2011	Q3 2011	Q4 2011	H1 2011	H2 2011	FY 2011
Europe, Africa and Middle East	1,597	1,327	644	414	2,924	1,058	3,982
North America	1,125	1,126	484	538	2,251	1,022	3,273
Latin America	516	516	949	1,324	1,032	2,273	3,305
Asia Pacific	522	504	418	443	1,026	861	1,887
Total	3,760	3,473	2,495	2,719	7,233	5,214	12,447
Lawn and Garden(1)	257	212	168	184	469	352	821
Group Sales	4,017	3,685	2,663	2,903	7,702	5,566	13,268

Sales by business
Crop Protection	2,669	2,714	2,075	2,219	5,383	4,294	9,677
Seeds	1,108	767	433	542	1,875	975	2,850
Elimination of Crop Protection sales to Seeds	(17)	(8)	(13)	(42)	(25)	(55)	(80)
Total	3,760	3,473	2,495	2,719	7,233	5,214	12,447
Lawn and Garden(1)	257	212	168	184	469	352	821
Group Sales	4,017	3,685	2,663	2,903	7,702	5,566	13,268

Crop Protection regional sales
Europe, Africa and Middle East	1,084	1,009	511	354	2,093	865	2,958
North America	634	813	425	286	1,447	711	2,158
Latin America	464	470	765	1,208	934	1,973	2,907
Asia Pacific	487	422	374	371	909	745	1,654
Total	2,669	2,714	2,075	2,219	5,383	4,294	9,677

Seeds regional sales
Europe, Africa and Middle East	522	320	135	86	842	221	1,063
North America	497	313	66	266	810	332	1,142
Latin America	53	51	187	118	104	305	409
Asia Pacific	36	83	45	72	119	117	236
Total	1,108	767	433	542	1,875	975	2,850

(1)	Includes product lines Professional Products and Flowers. Professional Products were formerly reported under Crop Protection and Flowers under Seeds

Syngenta – June 26, 2012 / Page 6 of 9

2011 Quarterly Sales Performance: continued

Product line sales (US$ million)	Q1 2011	Q2 2011	Q3 2011	Q4 2011	H1 2011	H2 2011	FY 2011
Selective Herbicides	827	920	453	417	1,747	870	2,617
Non-selective Herbicides	250	315	321	231	565	552	1,117
Fungicides	881	848	565	704	1,729	1,269	2,998
Insecticides	430	428	436	496	858	932	1,790
Seed Care	257	173	256	332	430	588	1,018
Other Crop Protection	24	30	44	39	54	83	137
Total Crop Protection	2,669	2,714	2,075	2,219	5,383	4,294	9,677
Corn and Soybean	634	328	175	334	962	509	1,471
Diverse Field Crops	297	218	84	77	515	161	676
Vegetables	177	221	174	131	398	305	703
Total Seeds	1,108	767	433	542	1,875	975	2,850
Elimination of Crop Protection sales to Seeds	(17)	(8)	(13)	(42)	(25)	(55)	(80)
Lawn and Garden(1)	257	212	168	184	469	352	821
Group Sales	4,017	3,685	2,663	2,903	7,702	5,566	13,268

(1)	Includes product lines Professional Products and Flowers. Professional Products were formerly reported under Crop Protection and Flowers under Seeds

Syngenta – June 26, 2012 / Page 7 of 9

Reclassified Condensed Consolidated Income Statements

For the six months ended June 30, (US$ million)	2011 as reported	Research and development	Syngenta Business Services	2011 reclassified
Sales	7,702			7,702
Cost of goods sold	(3,785)		(24)	(3,809)
Gross profit	3,917	-	(24)	3,893
Marketing and distribution	(1,052)	39	(159)	(1,172)
Research and development	(559)	(39)	6	(592)
General and administrative	(457)		177	(280)
Restructuring and impairment	(19)			(19)
Operating income	1,830	-	-	1,830

For the year ended December 31, (US$ million)	2011 as reported	Research and development	Syngenta Business Services	2011 reclassified
Sales	13,268			13,268
Cost of goods sold	(6,737)		(49)	(6,786)
Gross profit	6,531	-	(49)	6,482
Marketing and distribution	(2,145)	76	(318)	(2,387)
Research and development	(1,127)	(76)	12	(1,191)
General and administrative	(977)		355	(622)
Restructuring and impairment	(231)			(231)
Operating income	2,051	-	-	2,051

For the year ended December 31, (US$ million)	2010 as reported	Research and development	Syngenta Business Services	2010 reclassified
Sales	11,641			11,641
Cost of goods sold	(5,866)		(34)	(5,900)
Gross profit	5,775	-	(34)	5,741
Marketing and distribution	(1,892)	66	(269)	(2,095)
Research and development	(1,032)	(66)	17	(1,081)
General and administrative	(899)		286	(613)
Restructuring and impairment	(159)			(159)
Operating income	1,793	-	-	1,793

Syngenta – June 26, 2012 / Page 8 of 9

Announcements and Meetings

First half results 2012	July 26, 2012
Crop update	September 24-26, 2012
Third quarter trading statement 2012	October 23, 2012
Full year results 2012	February 06, 2013
First quarter trading statement 2013	April 18, 2013

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life.  Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta – June 26, 2012 / Page 9 of 9

SYNGENTA AG

Date:	June 26, 2012	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
Head Shareholder Services & Group Administration